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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

December 13, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds II (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-274946; 811-23907

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to the Registrant’s initial registration statement on Form N-1A, which was filed on October 11, 2023 (the “Registration Statement”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Embark Commodity Strategy Fund and (ii) Embark Small Cap Equity Fund (collectively, the “Funds”).

Set forth below are the Staff’s written comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:

(Prospectus – Cover Page)

Given the disclosure concerning regulation by the Commodity Futures Trading Commission (the “CFTC”), please expand the legend required by Rule 481 under the Securities Act of 1933 (the “Securities Act”) to reference the CFTC.

December 13, 2023 Page 2

Response:

The Registrant has revised the disclosure as follows:

The Securities and Exchange Commission (SEC) ~~has~~and the Commodities Futures Trading Commission have not approved any Fund’s shares as an investment or determined whether this Prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

COMMENT 2:

(Prospectus – Each Fund – Principal Investment Strategy)

A fund is required to specify how it intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). See Items 4 and 9 of Form N-1A. Accordingly, please delete terms and phrases that suggest the Fund’s description of its investment strategies and risks, including the investments the Fund will use, is incomplete. For example, in the Embark Commodity Strategy Fund’s Item 4 strategy summary, the penultimate paragraph’s first sentence states, “[a]dditional commodity-linked instruments in which the Fund may also invest include, but are not limited to . . . .” (Emphasis added). Please delete the phrase “but are not limited to” and confirm that Prospectus explains each investment in which the Fund invests principally, along with all attendant principal risks. Further examples of terms or phrases that should not be used include “such as” and “other.”

Response:

The Registrant has revised the disclosure to delete the following statement:

Additional commodity-linked instruments in which the Fund may also invest include, but are not limited to, options on futures, commodity options, commodity forwards, and/or commodity-linked notes that provide exposure to the investment returns of the commodities markets.

Please also see disclosure updates in response to Comments 27, 28B, 29A, 29B, 32, 36A, 36C, 38A, 44A, 45, 49A, 51, 58A, 62, 65, 67A, 68 and 71B.

The Registrant confirms that the Prospectus explains each investment in which the Fund invests principally, along with all attendant principal risks.

December 13, 2023 Page 3

COMMENT 3:

(Prospectus – Each Fund)

In certain instances, the Fund describes its principal investment strategies and/or risks in generalized terms and/or merely lists various investments without explaining them and/or how the Fund will use them to achieve its investment objective. Please revise the text to provide the level of specificity Form N-1A requires a fund to provide about its principal strategies and risks. See Id. For example, revise the derivatives risk disclosure in the Embark Commodity Strategy Fund’s Item 4 risk section to summarize the risks of the actual derivative instruments in which the Fund invests principally. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:	Please see disclosure updates in response to Comments 2, 27, 28B, 29A, 29B, 32, 36A, 36C, 38A, 44A, 45, 49A, 51, 58A, 62, 65, 67A, 68 and 71B.

COMMENT 4:

(Prospectus – Each Fund – Additional Information About the Funds’ Investments)

As this registration statement includes a total of two funds, please clarify the text referring to “certain of the Funds” (e.g., in the fifth paragraph on page 8).

Response:

The Registrant has addressed this comment by removing the phrase “certain of” to clarify that the language in this section of the Registration Statement refers to both Funds.

See also the response to Comment 24.

COMMENT 5A:

(Part C – Each Fund)

We note that Exhibit 28.d.(23) includes an incomplete description of a “Contractual Expense Limitation [Agreement]” that is “to be filed.” Please file a final copy of any such agreement in your next pre-effective amendment to the registration statement.

December 13, 2023 Page 4

Response:	The Registrant confirms that it will file a final copy of the expense limitation agreement in its next pre-effective amendment to the Registration Statement.

COMMENT 5B:

(Part C – Each Fund)

To avoid investor confusion, please harmonize the name of the expense limitation agreement referenced in Exhibit 28.d.(23) with the term used in the fee table (i.e., “Expense Reimbursement”).

Response:	The Registrant notes that the agreement is appropriately characterized as an expense “limitation” agreement given that it is an agreement to limit expenses to a specified rate for each class of each Fund (i.e., the numbers specified therein are limits rather than reimbursement amounts). The Registrant believes that it is more appropriate to call the fee table line item “Expense Reimbursement,” as that line item reflects the amount being reimbursed to achieve the limit specified in the agreement. The Registrant does not believe this will cause investor confusion.

COMMENT 6:

(Prospectus – Each Fund – Fees and Expenses of the Fund)

Please confirm that the “Expense Reimbursement” agreement reflected in the fee table (and described in footnote 2) will be in effect for at least one year from the date of effectiveness of the Fund’s registration statement. If this will not be so, please relocate any discussion of the Expense Reimbursement from the fee table and the footnotes thereto, and from the expense example, to the disclosure made in response to Item 10 or to Item 12 of Form N-1A.

Response:	The Registrant confirms that the expense limitation agreement reflected in the fee table for each Fund will be in effect for at least one year from the date of effectiveness of each Fund’s registration statement. The Registrant has revised the disclosure to show the date through which each expense limitation agreement will be in effect.

December 13, 2023 Page 5

COMMENT 7:

(Prospectus – Each Fund – Fees and Expenses of the Fund)

If the Expense Reimbursement agreement is reflected in the expense example, please disclose that fact in the example’s preamble and supplementally confirm that the expense example reflects the Expense Reimbursement only for the term of the agreement.

Response:

The Registrant confirms that the expense limitation agreement will be reflected in the expense example only for the term of the agreement. The Registrant has revised the introduction to the expense example as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (except that the Example incorporates the expense reimbursement arrangement only for the contractual period). Although your actual costs may be higher or lower, under these assumptions, your costs would be:

COMMENT 8:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The Fund states it may invest in other investment companies, including ETFs. If the Fund anticipates that the expenses associated with such investments will exceed 0.01% of the Fund’s net assets, please disclose the estimated amount of such expenses in a separate acquired fund fees and expenses caption in the fee table. If the estimated expenses will be less than 0.01% of net assets, these expenses should be reflected in “Other Expenses.” If included, also disclose in a footnote that these expenses are based on estimated amounts for the current fiscal year. See General Instructions 3(f)(i) and (iv) to Item 3.

Response:	The Registrant does not currently expect that acquired fund fees and expenses will exceed 0.01% of a Fund’s net assets. Therefore, any expenses associated with investment in other investment companies will be reflected in “Other Expenses.” If at the time of filing acquired fund fees and expenses are expected to exceed 0.01% of a Fund’s net assets, the Registrant will include the separate line item and footnote.

December 13, 2023 Page 6

COMMENT 9:	(Prospectus – Each Fund – Performance) Please identify supplementally the broad-based securities market index that the Fund will utilize. See Item 4(b)(2) of Form N-1A.

Response:	The Registrant confirms that, prior to the compliance date for the Form N-1A tailored shareholder report amendments, Embark Commodity Strategy Fund will utilize the Bloomberg Commodity Index Total Return as its broad-based securities market index and Embark Small Cap Equity Fund will utilize the Russell 2000 Index as its broad-based securities market index. Following the compliance date, Embark Commodity Strategy Fund will continue to utilize the Bloomberg Commodity Index Total Return, while Embark Small Cap Equity Fund will utilize the S&P 500 Index.

COMMENT 10:

(Prospectus – Each Fund – Buying and Selling Fund Shares)

Please enhance the disclosure in the second sentence to explain briefly why “[i]nvestors who wish to purchase, exchange or redeem shares should contact their financial intermediaries.”

Response:

The Registrant has revised the disclosure as follows:

Shareholders may purchase or sell (redeem) Fund shares on any business day (normally any day the New York Stock Exchange is open). ~~Investors~~Shares are available only through certain intermediary channels and investors who wish to purchase, exchange or redeem shares should therefore contact their financial intermediary directly. There are no minimum investment amounts applicable to the Fund.

COMMENT 11:

(Prospectus – Each Fund – Additional Information about the Funds’ Investments)

If the Fund will provide shareholders with prior notification regarding a change to the Fund’s investment objective, please state as much and specify the amount of advance notice the Fund will provide (e.g., 60-days prior to the change).

December 13, 2023 Page 7

Response:

The Registrant has revised the disclosure as follows:

Embark Commodity Strategy Fund seeks total return. Embark Small Cap Equity Fund seeks long-term growth of capital. Harbor Funds II’s Board of Trustees (the “Board of Trustees”) may change a Fund’s investment objective without shareholder approval. A Fund will provide at least 60 days’ advance notice of a change in investment objective.

COMMENT 12:

(Prospectus – Each Fund – Principal Investments)

In describing the Fund’s principal investments and principal risks, please conform the text to the terms required by Form N-1A (e.g., revise “main risks,” to “principal risks” and “additional risks” to “principal risks”). See paragraphs (a) and (b) of Item 4 and paragraphs (b) and (c) of Item 9 of Form N-1A.

Response:

The Registrant has revised the disclosure as follows:

The ~~main~~principal risks associated with investing in each Fund are summarized in the Fund Summary section at the front of this Prospectus.

For additional risk factors that are not discussed in this Prospectus because they are not considered ~~main~~principal risk factors, see Harbor Funds II’s Statement of Additional Information.

An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Fund shares will go up and down in price, meaning that you could lose money by investing in a Fund. Many factors influence a fund’s performance and a Fund’s investment strategy may not produce the intended results.

More detailed descriptions of certain of the ~~main risks and additional~~principal risks of ~~certain of~~ the Funds are described below.

The Registrant believes that the reference to “additional risk factors” set forth in the Statement of Additional Information is appropriate.

December 13, 2023 Page 8

COMMENT 13A:

(Prospectus – Each Fund – The Advisor)

Based on the text, it is unclear if the Fund is operating pursuant to the “manager of managers” exemptive relief noted in the fifth paragraph on page 14. Please clarify the text accordingly.

Response:

The Registrant has revised the disclosure as follows:

The Advisor ~~may manage funds directly or employ~~employs a “manager-of-managers” approach in selecting and overseeing investment subadvisers (each, a “Subadvisor”) for each Fund. The Advisor ~~makes day-to-day investment decisions with respect to each fund that it directly manages. In the case of subadvised funds, the Advisor evaluates and~~ allocates each ~~Harbor fund’s~~Fund’s assets to one or more Subadvisors. For ~~Harbor funds that employ one or more discretionary subadvisors, such as~~ Embark Commodity Strategy Fund, the Subadvisors are responsible for the day-to-day management of the assets ~~of the Harbor funds~~ allocated to them. For ~~Harbor funds that employ one or more non-discretionary Subadvisors, such as~~ Embark Small Cap Equity Fund, the Advisor will make day-to-day investment decisions with respect to ~~each such fund~~the Fund to implement model portfolios provided by ~~the~~ non-discretionary Subadvisors. Subject to the approval of the Board of Trustees, the Advisor establishes, and may modify whenever deemed appropriate, the investment strategy of each Fund. The Advisor also is responsible for overseeing each Subadvisor and recommending the selection, termination and replacement of Subadvisors.

COMMENT 13B:

(Prospectus – Each Fund – The Advisor)

Please specify to the staff the order mentioned in this section. Based on your response, we will issue comments concerning disclosure of the fees paid to the respective Subadvisors of each Fund.

December 13, 2023 Page 9

Response:	The order mentioned this section is Harbor Fund and Harbor Capital Advisors, Inc., Release No. IC-25370 (January 16, 2002) (notice) and IC-25415 (February 12, 2002) (order).

COMMENT 14:	(Prospectus – Each Fund – Portfolio Management) Please state each portfolio manager’s business experience during the past 5 years. See Item 10(a)(2) of Form N-1A.

Response:

The Registrant has revised the portfolio manager biographies as follows:

Jason Alonzo

Mr. Alonzo joined Harbor Capital in 2023 as a Portfolio Manager. Prior to joining Harbor Capital, Mr. Alonzo was a Managing Director, Portfolio Manager at JP Morgan Asset Management (2000-2021) and a Portfolio Manager at Bouchey Financial Group, Ltd. (2021-2022) and Eagle Bay Family Office (2022). Mr. Alonzo began his investment career in 2000.

Spenser P. Lerner, CFA

Mr. Lerner joined Harbor Capital in 2020 and is the Head of Multi-Asset Solutions, a Managing Director and Portfolio Manager. Prior to joining Harbor Capital, Mr. Lerner was a Vice President of Equity and Quantitative Investment Research and Equity Manager Research for JP Morgan Asset Management (2017-2020). Before that, he worked as a Research, Portfolio Management and Quantitative Investment Strategy Associate for JP Morgan Asset Management (2014-2017). Mr. Lerner began his investment career in 2009.

Justin Menne

Mr. Menne joined Harbor Capital in 2021 as a Portfolio Manager on the Multi-Asset Solutions Team. Prior to joining Harbor Capital, Mr. Menne was an Associate at JP Morgan Asset Management (2017-2021). Mr. Menne began his investment career in 2017.

Jake Schurmeier

Mr. Schurmeier joined Harbor Capital in 2021 as a Portfolio Manager. Prior to joining Harbor Capital, Mr. Schurmeier was a member of the Federal Reserve Bank of New York’s Markets Group (2015-2021) and while there spent time at the U.S. Department of the Treasury (2018-2019). Mr. Schurmeier began his investment career in 2015.

December 13, 2023 Page 10

COMMENT 15:	(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares) Please disclose, in plain English, what constitutes “good order.”

Response:

The Registrant has revised the disclosure as follows and revised use of the term “good order” to “proper form” throughout:

The Distributor and Shareholder Services have contracted with certain intermediaries to accept and forward purchase orders to the Funds on your behalf. These contracts may permit a financial intermediary to forward the purchase order and transmit the funds for the purchase order to Harbor Funds II by the next business day. Your purchase order must be received in ~~good order~~proper form by these intermediaries before the close of regular trading on the NYSE to receive that day’s share price. Shares of the Embark Funds are available only through Wells Fargo Clearing Services, LLC and Wells Fargo Bank, N.A., and through retirement plans sponsored by Harbor Capital Advisors, Inc. “Proper form” generally means that specific trade details and customer identifying information must be received by the intermediary at the time an order is submitted, but you should contact your intermediary for more information about the requirements it imposes for orders to be in proper form.

December 13, 2023 Page 11

COMMENT 16:

(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares)

Based on various disclosures in the Prospectus, the Fund will use designated financial intermediaries to process purchase orders and redemptions requests on behalf of the Fund. If this is so, please clarify the statement in the penultimate sentence of the third paragraph stating, “[a]ll purchase orders are subject to acceptance by Harbor Funds II” as it appears to indicate that a shareholder who provides their designated financial intermediary with the shareholder’s purchase order request by 4:00 PM, still may not receive that day’s NAV. (Emphasis added.) Please revise the disclosure for compliance with rule 22c-1(a) under the Investment Company Act of 1940 Act (the “1940 Act”).

Response:

Fund shares are priced based on the Fund’s receipt of a valid purchase request in proper form. Requests submitted that are not in proper form as described in the Prospectus are not deemed to be “an order to purchase” under Rule 22c-1 and, consequently, any shares for such account would not be priced until the purchase request is in proper form. Purchase requests that are not accepted will not result in the delivery of shares at any price, unless and until a modified purchase request is received and accepted. For clarification, the disclosure has been revised as follows:

~~All purchase~~Purchase orders ~~are subject to acceptance~~will only be accepted by Harbor Funds II if in proper form.

COMMENT 17:

(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares)

The sixth paragraph, last sentence states that “[a]ll exchanges are subject to acceptance by Harbor Funds II.” The seventh paragraph elaborates on this text by stating that the Fund reserves “the right to reject the purchase portion of any exchange transaction.” To avoid possible investor confusion that the Fund will reject the redemption component of an exchange, please consolidate these disclosures into one paragraph. See Section 22(e) of the 1940 Act. Also, in any additional text indicating that the Fund may refuse an exchange order, such as that in the “Rights Reserved by Harbor Funds II” section on page 21, clarify how that is permissible with respect to the exchange’s redemption component. See Id.

December 13, 2023 Page 12

Response:

The Registrant has consolidated the paragraphs as requested. In addition, the Registrant has revised the disclosure as follows:

Harbor Funds II reserves the following rights: (1) to accept initial purchases by telephone, online access, or mail; (2) to refuse any purchase or the purchase portion of an exchange order for any reason; (3) to cancel or rescind a purchase order for non-payment; (4) to cease offering a Fund’s shares at any time to all or certain groups of investors; (5) to ~~freeze any account and suspend account services when notice has been received of a dispute between the registered or beneficial account owners, or there is reason to believe a fraudulent transaction may occur; (6) to otherwise modify the conditions of purchases and any services at any time; (7) to act on~~provide for or modify minimum investment requirements or modify the manner in which shares are offered for purchase; and (6) to act on purchase, exchange or redemption instructions reasonably believed to be genuine~~; and (8) to involuntarily redeem your account at the net asset value calculated the day the account is redeemed if a Fund or its agent is unable to verify the identity of the person(s) or entity opening an account or becomes aware of information regarding a shareholder or shareholder’s account, which indicates that the identity of the shareholder can no longer be verified~~.

COMMENT 18:

(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares)

Various subsections indicate the Fund may “reject any purchase order for any reason.” Please disclose the maximum amount of time the Fund would take to reject a purchase order and how the Fund would inform a shareholder of any such rejected purchase order.

Response:

The Registrant is not aware of any regulatory requirement or published SEC or staff guidance requiring a description of procedures related to refusals of purchase requests. Nonetheless, the Registrant has added the following disclosure:

The Funds will notify shareholders of a purchase order rejection within 5 business days.

December 13, 2023 Page 13

COMMENT 19:

(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares)

The eighth paragraph states, “[e]xchanges must meet the applicable minimum initial investment amounts for each class of shares of each Fund.” Please reconcile with other disclosures indicating that for each Fund, “[t]here are no minimum investment amounts.”

Response:

The Registrant has deleted this reference to minimum initial investment amounts and revised the disclosure as follows:

~~Exchanges must meet the applicable minimum initial investment amounts for each class of shares of each Fund.~~ You should consider the differences in investment objectives and expenses between Funds before making an exchange.

COMMENT 20:

(Prospectus – Each Fund – How to Purchase, Sell and Exchange Shares)

Based on disclosure in the Prospectus, it appears a shareholder may place neither purchase orders nor redemption requests directly with the Funds. Reconcile with the disclosure in the last paragraph’s fifth sentence, referring to Harbor Funds II receiving a redemption request in good order.

Response:

The Registrant does not believe the disclosure is inconsistent given that the Funds do ultimately “receive” order information from intermediaries. Nonetheless, the Registrant has clarified the disclosure as follows:

Typically, Harbor Funds II expects to pay redemption proceeds to the financial intermediary within one to three business days after ~~the order is received by~~ Harbor Funds II ~~in good~~receives the order from the intermediary.

COMMENT 21:

(Prospectus – Each Fund – Rights Reserved by Harbor Funds II)

In the first paragraph, please specify in detail the policies stated at numbers “(5)” and “(6).” Based on your response, we may have additional comments.

December 13, 2023 Page 14

Response:	The Registrant has revised the disclosure as presented in response to Comment 17.

COMMENT 22:	(Prospectus – Each Fund – Rights Reserved by Harbor Funds II) Please clarify the meaning of “to act on instructions reasonably believed to be genuine” stated at number “(7).”

Response:	The Registrant has revised the disclosure as presented in response to Comment 17.

COMMENT 23:

(Prospectus – Each Fund – Rights Reserved by Harbor Funds II)

Please clarify the following statement in number “(8):” “[Harbor Funds II] becomes aware of information regarding a shareholder or shareholder’s account, which indicates that the identity of the shareholder can no longer be verified.”

Response:	The Registrant has revised the disclosure as presented in response to Comment 17.

COMMENT 24:

(Prospectus – Each Fund – Excessive Trading/Market Timing)

We note the text is written in a generalized manner and includes disclosure that does not appear applicable to either Fund, e.g., the statement in the second paragraph about “Funds that invest primarily in foreign securities.” Please note, when a fund’s board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, the fund must describe each of those policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). See Item 11(e) of Form N-1A. Please revise the disclosure in this section to describe the Fund’s policies and procedures with such specificity to the extent not already done so.

December 13, 2023 Page 15

Response:

The Registrant confirms that the disclosure sets forth the specific policies and procedures applicable to the Funds. The Registrant has made the following clarifying revisions:

EXCESSIVE TRADING/MARKET-TIMING

Some investors try to profit from a strategy called market-timing — moving money into mutual funds for the short-term when they expect prices to rise and taking money out when they expect prices to fall. The Funds are intended for long-term investment purposes only. Harbor Funds II has taken reasonable steps to identify and seek to discourage excessive short-term trading.

Excessive short-term trading into and out of a Fund can disrupt portfolio investment strategies, increase expenses, and negatively impact investment returns for all shareholders, including long-term shareholders who do not generate these costs. ~~Certain Funds invest a significant portion of their assets in small cap stocks, stocks of emerging market companies or high-yield bonds. Some of these~~Some Fund holdings may not trade every day or may not trade frequently throughout a trading day. As a result, ~~these~~the Funds may be more susceptible to a short-term trading strategy by which an investor seeks to profit based upon the investor’s belief that the values of a Fund’s portfolio securities, as reflected by the Fund’s net asset value on any given day, do not fully reflect the current fair market value of such securities. ~~In~~To the ~~case of Funds that invest primarily~~extent a Fund invests in foreign securities, some investors may also seek to profit from the fact that foreign markets or exchanges normally close earlier in the day than U.S. markets or exchanges. These investors may seek to take advantage of information that becomes available after the close of the foreign markets or exchanges, but before a Fund prices its shares, which may affect the prices of the foreign securities held by the Fund. If those investors are successful, long-term shareholders could experience dilution in the value of their shares.

The Board of Trustees has adopted policies and procedures and has authorized Harbor Funds II to take the following actions to discourage excessive short-term trading activity in the Funds.

December 13, 2023 Page 16

You may make no more than four round trips in the same Fund in any 12-month period. A “round trip” is a purchase into a Fund followed by a redemption out of the same Fund (including by exchange) or a redemption out of a Fund (including by exchange) followed by a purchase into the same Fund within a 30-day period. When a purchase or redemption transaction is paired with another transaction to make one round trip, neither of those transactions is paired with a third transaction to make a second round trip. For example, if a shareholder purchases shares of a Fund on May 1, redeems those shares of the same Fund on May 15 and then purchases shares in the same Fund again on June 5, the shareholder would have engaged in one round trip. The purchase on May 1 would be paired with the redemption on May 15 because the transactions occurred within a 30-day period. However, the redemption on May 15 would not be paired with the purchase on June 5 to create a second round trip because the May 15 redemption already constituted part of the earlier round trip. Different restrictions may apply if you invest through an intermediary.

Harbor Funds II will limit, for a period of 60 days, future purchases into a Fund by any investor who makes more than four round trips in the same Fund in a 12-month period. Harbor Funds II monitors trading activity in ~~all~~any accounts maintained directly with Harbor Funds II. If Harbor Funds II discovers what it believes to be excessive trading or market timing activity in any Fund, it may limit future purchases or terminate the exchange privilege for a shareholder on a temporary or permanent basis at any time, including after one round trip. Harbor Funds II may also prohibit a shareholder from opening new accounts or adding to existing accounts in any Harbor fund. The trading history of accounts under common ownership or control within any of the Funds may be considered in enforcing these policies. As described under “Pricing of Fund Shares,” Harbor Funds II has also implemented fair value pricing procedures, which may have the effect of reducing market timing activity in ~~some~~the Funds. In addition, the Funds reserve the right to reject any purchase request (including the purchase portion of any exchange) by any investor or group of investors for any reason without prior notice,

December 13, 2023 Page 17

including, if they believe the trading activity in the account(s) would be harmful or disruptive to a Fund. For example, a Fund may refuse a purchase order if the Fund’s portfolio manager believes he or she would be unable to invest the money effectively in accordance with the Fund’s investment policies or the Fund would otherwise be adversely affected due to the size of the transaction, frequency of trading or other factors. Purchases placed (directly or through a financial intermediary) in violation of the Funds’ exchange limits or excessive trading policy may be rejected by a Fund.

The four round trip limitation imposed under the excessive trading policy does not apply to (i) minimum required distributions from retirement accounts; (ii) return of excess contributions in retirement accounts where the excess is reinvested into the same Funds; (iii) purchases of shares in retirement accounts with participant payroll or employer contributions or loan repayments; (iv) ~~transaction requests submitted by mail to Harbor Funds II from shareholders who hold their accounts directly with Harbor Funds II (transactions submitted by fax or wire are not considered mail transactions); (v)~~ transactions involving the reinvestment of dividend and capital gains distributions; (~~vi~~v) transactions initiated through an automatic investment, exchange or withdrawal plan; (~~vii) transactions pursuant to an automatic rebalancing or asset allocation program established with Harbor Funds II; (viii) transactions involving~~vi) the transfer of shares from one account to another account of the same shareholder in the same Fund and the conversion of shares from one class to another class in the same Fund; (~~ix~~vii) transactions initiated by a plan sponsor; (~~x~~viii) Section 529 College Savings Plans; (~~xi~~ix) Harbor funds that invest in other Harbor funds; (~~xii~~x) involuntary redemptions of shares to pay Fund or account fees; (~~xiii)~~xi) transactions below a dollar amount applicable to all accounts in a Fund that Harbor has determined, in its sole discretion, are not likely to adversely affect the management of the Fund; and (~~xiv~~xii) omnibus accounts maintained by financial intermediaries.

December 13, 2023 Page 18

When financial intermediaries establish omnibus accounts with Harbor Funds II, Harbor Funds II monitors trading activity in the account at the omnibus level. Because activity in the omnibus account represents the aggregate trading activity of the intermediary’s underlying customers, Harbor Funds II monitors trading activity in omnibus accounts in a different manner than it does in accounts which Harbor Funds II believes are owned directly by the investor. If Harbor Funds II detects what it believes may be excessive short-term trading or market timing activity in an omnibus account, Harbor Funds II will seek to investigate and take appropriate action. This may include requesting that the intermediary provide its customers’ underlying transaction information so that Harbor Funds II can assess whether an underlying customer’s transaction activity was reflective of excessive short-term trading or market timing activity. If necessary, Harbor Funds II may limit or prohibit additional purchases of Fund shares by an intermediary or by certain of the intermediary’s customers. Because Harbor Funds II normally monitors trading activity at the omnibus account level, Harbor Funds II may not be able to detect or prevent excessive short-term trading or market timing activity at the underlying customer level.

In addition, certain financial intermediaries may impose restrictions on short-term trading that may differ from those of Harbor Funds II. Harbor Funds II may choose to rely on the intermediary’s restrictions.

COMMENT 25:	(Prospectus – Embark Commodity Strategy Fund) Please consider whether the Fund must include prior performance information pursuant to CFTC Regulation 4.12(c)(3)(i)(A) under the Commodity Exchange Act.

Response:	The Registrant confirms that the Advisor does not manage any accounts or pools that have investment objectives, policies, and strategies substantially similar to those of the Fund and as such prior performance information is not required pursuant to CFTC Regulation 4.12(c)(3)(i)(A).

December 13, 2023 Page 19

COMMENT 26:

(Prospectus – Embark Commodity Strategy Fund – Fees and Expenses)

If the Fund expects to derive its returns principally from swaps, please include a footnote to fee table disclosing estimated cost of investing in swaps and explaining that embedded cost of swaps are indirect expenses of the fund that are not included in either fee table or expense example. The footnote should state, “[t]he cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be __% for the fiscal year ended _____, .”

Response:	The Registrant respectfully submits that it is not aware of any requirement in Form N-1A that would require the requested disclosure. Moreover, at lower asset levels the Fund anticipates utilizing futures to a greater extent than swaps. Accordingly, the Registrant does not believe that the disclosure is necessary, nor could an estimate reasonably be provided.

COMMENT 27:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

To the extent not already done so, please identify in Item 4 the types of issuers, as applicable, for the Fund’s fixed-income and short term credit investments.

Response:

The Registrant has revised the disclosure as follows:

~~The Fund also holds U.S. Treasury securities, U.S. Treasury inflation-protected securities (“TIPS”), investment-grade, short-term fixed income securities, short-term credit instruments and/or money market funds, which may be used as~~ As collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives, the Fund will invest in investment-grade, short-term debt and money market funds. With respect to debt instruments, the Fund invests in U.S. Treasury bills with maturities of less than 12 months as well as corporate bonds, commercial paper, and other U.S. Treasury securities (including U.S. Treasury inflation-protected securities (TIPS)), typically in maturities of less than 12 months, and repurchase agreements on any such instruments.

December 13, 2023 Page 20

COMMENT 28A:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

With respect to the Fund’s holding in “U.S. Treasury securities, . . investment-grade, short-term fixed income securities, [and] short-term credit instruments,” please define in Item 4 the term “short-term” as used in the text (and indicate the source of that definition) and summarize any applicable Fund policies governing maturity and/or duration.

Response:

Please see changes in response to Comment 27.

The Registrant does not believe it is necessary to state the source of its definition of “short-term” in the Prospectus but notes that the definition is consistent with common industry usage and the SEC Staff’s Rule 35d-1 FAQs, which indicate that a “short-term” fund should have a dollar-weighted average maturity of no more than 3 years.

In addition, while the Fund typically invests in fixed income securities with maturities of less than 12 months, the Fund has no specific policies governing maturity and/or duration.

COMMENT 28B:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

With respect to the Fund’s holding in “U.S. Treasury securities, . . investment-grade, short-term fixed income securities, [and] short-term credit instruments,” please specify each such security and instrument in which the Fund invests principally along with all attendant risks. See Items 4 and 9. This disclosure may be added to the Item 9 section of the Prospectus to the extent not already done so. In that information, also: (i) define “investment grade” and indicate applicable credit quality ratings and the source of those definitions; and (ii) disclose, if any, the Fund’s policy for investing in unrated securities. To the extent the text describes any of this information in general terms, please tailor it to explain how it applies to the Fund’s specific investment strategies and risks.

December 13, 2023 Page 21

Response:

The Registrant has updated its Item 4 strategy disclosure as set forth in response to Comment 27 and its Item 9 strategy disclosure as set forth in response to Comment 44A. In addition, the Registrant has added the following disclosure to Item 9:

CREDIT QUALITY

Embark Commodity Strategy Fund invests in investment-grade fixed income securities.

Securities are investment-grade if:

•  They are rated in one of the top four long-term rating categories of a nationally recognized statistical rating organization.

•  They have received a comparable short-term or other rating.

•  They are unrated securities that the Subadvisor believes to be of comparable quality to rated investment-grade securities.

If a security receives different ratings, the Fund will treat the security as being rated in the highest rating category. The Fund may choose not to sell securities that are downgraded below the Fund’s minimum acceptable credit rating after their purchase. Credit ratings may not be an accurate assessment of liquidity or credit risk.

The Registrant believes that the Fund’s risk disclosure describes all attendant risks associated with the securities in which the Fund will invest principally.

December 13, 2023 Page 22

COMMENT 29A:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

With respect to the second paragraph, please briefly explain any selection criteria the Adviser uses to assign a particular sleeve to a specific Subadvisor (i.e., will a Subadvisor specialize in a particular principal strategy of the Fund such as investing in the fixed-income securities vs. commodity-linked instruments).

Response:	The Registrant notes that, as disclosed in the Prospectus, the Fund invests in fixed income securities “as collateral for the Fund’s derivatives holdings or to generate interest income and capital appreciation on the cash balances arising from its use of derivatives.” Accordingly, the Fund’s fixed income investments are tied to its commodity-linked investments and not a standalone investment strategy. The Registrant has nonetheless revised the disclosure as set forth in response to Comment 40.

COMMENT 29B:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

Please disclose any related policies of the Advisor and/or the Fund for the review and/or adjustment of the allocations to the Subadvisors (e.g., quarterly review of allocations by the Advisor).

Response:

The Registrant has revised the Item 9 disclosure to include the following:

The Advisor may determine that the Fund should, at any given time, have exposure to a variety of principal investment styles, which are intended to complement one another, and selects Subadvisors for the Fund after assessing their strategies alone and in combination with the other Subadvisors selected for the Fund. The Advisor intends to monitor drift in the allocations between Subadvisors due to portfolio performance on a regular basis and will rebalance to the strategic allocations at its discretion. The Advisor considers various factors in selecting Subadvisors for the Fund and determining allocations among Subadvisors, including market conditions and the relative performance of each Subadvisor’s strategy.

COMMENT 30:	In the second paragraph, the penultimate paragraph refers to “an enhanced risk-adjusted investment outcome for the Fund.” Please disclose, in plain English, the meaning of this quoted language. Is this meant to be a secondary investment objective of the Fund? Based on your response, we may have additional comments.

December 13, 2023 Page 23

Response:

The Registrant has revised the disclosure as follows:

The Advisor will determine allocations among the Subadvisors and adjust those allocations over time based upon its qualitative and quantitative assessment of each strategy and how those strategies ~~work in combination to produce what the Advisor believes is an enhanced risk-adjusted investment outcome for the Fund~~complement one another.

COMMENT 31A:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

Please revise the last sentence of the second paragraph to clarify in plain English that the Advisor may perform portfolio management for the Fund beyond “selecting and overseeing the Subadvisors and allocating the Fund’s assets among the Subadvisors’ sleeves” and summarize those functions. In this regard, we note the Item 10 disclosure states, “the Advisor establishes, and may modify whenever deemed appropriate, the investment strategy of each Fund.”

Response:	The Registrant does not believe these statements are inconsistent. The Advisor is responsible for establishing the overall investment strategy for the Fund, as set forth in the Prospectus, and employs Subadvisors to carry out that strategy. The Registrant further notes that, to the extent the Advisor will engage in limited direct portfolio management activities, the Item 4 disclosure already addresses this by stating that “[t]he Advisor may also make additional allocation changes to manage the Fund’s overall cash position as well as the Fund’s exposure to different commodities or sectors.” The Registrant therefore respectfully declines to make further changes.

COMMENT 31B:

(Prospectus – Embark Commodity Strategy Fund – Portfolio Manager)

Please clarify for accuracy the text in the Item 5 “Portfolio Manager” section indicating that the Fund’s portfolio managers sole responsibility is to allocate the Fund’s assets among Subadvisors. See Item 5(b) of Form N-1A.

December 13, 2023 Page 24

Response:

The Registrant has revised the disclosure as follows:

The portfolio managers are jointly and primarily responsible for allocating the Fund’s assets among its Subadvisors and managing any assets not allocated to a Subadvisor. Each Subadvisor is responsible for making day-to-day investment decisions for its allocated assets.

COMMENT 31C:

(Part C – Embark Commodity Strategy Fund)

Please file the final investment advisory agreement as an exhibit to the registration statement and ensure that it describes all services governed thereunder and any related fees paid to any party named therein.

Response:	The Registrant confirms that it will file the final investment advisory agreement as an exhibit to the registration statement and that it will describe all services governed thereunder and any related fees paid to any party named therein.

COMMENT 32:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The second paragraph’s last sentence refers to “other investment companies.” (Emphasis added.) Please specify these companies in which the Fund will invest principally. Please see Items 4 and 9 of Form N-1A (this disclosure may appear in Item 9). We note the Statement of Additional Information (“SAI”) on page 15 lists, “closed-end investment companies, business development companies, unit investment trusts and open-end investment companies.”

Response:

The Registrant confirms that the Fund does not intend to invest in other investment companies as a principal strategy (except money market funds, as set forth in the response to Comment 27). Accordingly, the Registrant has revised the disclosure as follows:

The Advisor may also make additional allocation changes to manage the Fund’s overall cash position as well as the Fund’s exposure to different commodities or sectors~~, including through investments in other investment companies~~.

December 13, 2023 Page 25

COMMENT 33:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The third paragraph states, “[e]ach Subsidiary . . . will follow the same general investment policies and restrictions as the Fund. Unlike the Fund, each Subsidiary may invest without limitation in commodity-linked derivative instruments. Except as noted, references to the Fund’s investment strategies and risks include those of the Subsidiaries.” (Emphasis added.) Either delete or clarify the meaning of “general.” Is that term referring to each Subsidiary’s ability to invest without limitation in commodity-linked derivative instruments? Also, what is “except as noted” referring to?

Response:

The Registrant has revised the disclosure as follows:

Each Subsidiary has the same investment objective and will follow the same ~~general~~ investment policies and restrictions as the Fund~~. Unlike the Fund,~~, except that each Subsidiary may invest without limitation in commodity-linked derivative instruments. ~~Except as noted, references~~References to the Fund’s investment strategies and risks include those of its Subsidiaries.

COMMENT 34:	(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy) In the fourth paragraph, please clarify that the Fund wholly owns and controls each Subsidiary.

Response:

The Registrant has revised the disclosure as follows:

Each Subadvisor may invest up to 25% of the assets in its sleeve, as determined at the end of each fiscal quarter, in a subsidiary that is wholly owned and controlled ~~subsidiary~~by the Fund (each, a “Subsidiary” and collectively, the “Subsidiaries”) organized under the laws of the Cayman Islands.

December 13, 2023 Page 26

COMMENT 35:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The Fund’s seventh enumerated fundamental investment restriction states that the Fund “may . . . purchase and sell physical commodities . . . acquired as a result of ownership of securities or other instruments.” If the Fund will use for its principal investments, direct investments in physical commodities, please state as much in plain English and specify any such commodities and their attendant risks. See Items 4 and 9. In the fifth paragraph, the first sentence suggests this is so by stating that each Subadvisor evaluates “commodities . . . in selecting investments.” In clarifying this disclosure, please address the last sentence of the penultimate paragraph in the Item 4 summary, stating that “[n]either the Fund nor any of the Subsidiaries is expected to invest directly in any physical commodities.” If the Fund will not invest principally in physical commodities, please relocate any discussion of the Fund engaging in such investments to the SAI. See Id and Item 16.

Response:	The Registrant confirms that the Fund will not invest directly in physical commodities as a principal investment strategy. The Registrant does not believe that the reference to a Subadvisor evaluating “commodities” is inconsistent with this statement. Rather, a Subadvisor must necessarily evaluate commodities as part of its evaluation of instruments linked to those commodities. Accordingly, the Registrant believes the current disclosure is appropriate.

COMMENT 36A:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The fifth paragraph discusses “‘rolling’ futures position[s]” and what the Fund describes as the associated positive and negative aspects of such positions. Please clarify the extent to which rolling futures positions is a principal strategy of the Fund and discuss any risks attendant thereto in the Item 4 risk section. Relatedly, to the extent this disclosure in the Item 4 summary discusses risks attendant to rolling futures contracts (i.e., contango) please relocate any such risk to the Item 4 risk summary section. See Items 4(b) and 9(c) of Form N-1A. If rolling futures contracts is a principal investment strategy of the Fund, please consider adding an attendant separate risk factor in the Item 4 strategy section and discuss therein, for example, any costs the Fund, and investors indirectly, will bear from the Fund frequently rolling futures contracts.

December 13, 2023 Page 27

Response

The Registrant has revised the disclosure as follows:

In seeking commodities market exposure, a Subadvisor may take various factors into account, such as (without limitation) proprietary model outputs, market conditions, inflation hedging and the relative cost of holding a “rolling” futures position (as described below), as well as the diversification and overall risk properties across its sleeve. Each Subadvisor will be responsible for buying and selling instruments for its sleeve. As a result of the Fund’s strategy, the Fund may have significant exposure to particular sectors or commodities at times.

As part of their strategies for the Fund, the Subadvisors will engage in “rolling” of futures contracts. “Rolling” means selling a futures contract as it nears its expiration date and replacing it with a new futures contract that has a later expiration date. ~~if~~If the price for the new futures contract is lower than the price of the expiring contract, then the market for the commodity is said to be in “backwardation.” In these markets, roll returns are positive. The term “contango” is used to describe a market in which the price for a new futures contract is higher than the price of the expiring contract. In these markets, roll returns are negative~~. Each Subadvisor will be responsible for buying and selling instruments for its sleeve. As a result of the Fund’s strategy, the Fund may have significant exposure to particular sectors or commodities at times.~~, which may result in a loss to the Fund.

The Registrant believes that the context regarding backwardation and contango, although similar to risk disclosure, is necessary to understanding the strategy. The Registrant has, however, revised the risk disclosure as follows:

December 13, 2023 Page 28

Commodity-Linked Derivatives Risk: The Fund’s investments in commodity-linked derivative instruments (either directly or through the Subsidiaries) may subject the Fund to significantly greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by prevailing spot prices for the underlying commodity, supply and demand, market activity, liquidity, economic, financial, political, regulatory, geographical, biological or judicial events, and the general interest rate environment. Commodity-linked derivatives are subject to the risk that the counterparty to the transaction, the exchange or trading facility on which they trade, or the applicable clearing house may default or otherwise fail to perform. The Fund will incur certain costs as a result of its use of derivatives and is required to post margin in respect to certain of its holdings in derivatives.

The Fund’s use of commodity-linked derivatives will have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund’s exposure to leverage can substantially increase the adverse impact to which the Fund’s investment portfolio may be subject and make the Fund more volatile.

Commodity Futures Contact Risks: Like investments in other commodity-linked derivative instruments, investments in commodity futures contracts may subject the Fund to significantly greater volatility than investments in traditional securities. If all or a significant portion of the futures contracts were to reach a negative price, you could lose your entire investment. Each trading facility on which ~~the derivatives~~commodity futures contracts are traded has the right to suspend or limit trading in the instruments that it lists. Certain of the futures contracts in which the Fund may invest trade on non-U.S. exchanges that impose different requirements than U.S. exchanges. These futures contracts may be subject to additional risks, including greater price volatility, temporary price aberrations and the potential imposition of limits that constrain appreciation or cause depreciation of the prices of such futures contracts, as well as different and longer settlement periods. ~~The Fund will incur certain costs as a result of its use of derivatives. The Fund’s use of commodity-linked derivatives may also have a leveraging effect on the Fund’s portfolio. Leverage~~

December 13, 2023 Page 29

~~generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund is required to post margin in respect to certain of its holdings in derivatives~~ As futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration through “rolling.” If the market for these contracts is in “contango,” meaning that the prices of futures contracts in the nearer months are lower than the prices of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to “roll” the futures contract that may negatively impact returns.

COMMENT 36B:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

The current summary of contango risk is insufficient. Please enhance the disclosure accordingly (e.g., explain that rolling futures contracts that are in contango will result in a negative yield for the Fund (i.e., a loss to the Fund)).

Response:	See response to Comment 36A.

COMMENT 36C:

(Prospectus – Embark Commodity Strategy Fund – Additional Information about the Funds’ Investments)

We note that Item 9 disclosure does not offer a more fulsome discussion of rolling futures positions, backwardation, or contango. Please revise the Item 9 section accordingly.

Response:

The Registrant has added the following disclosure to Item 9:

ROLLING FUTURES CONTRACTS

As part of their strategies for Embark Commodity Strategy Fund, the Subadvisors will engage in “rolling” of futures contracts. As the exchange-traded futures contracts held by the Fund approach expiration, they will be sold prior to their expiration date and similar contracts that have a later expiration date will be purchased.

December 13, 2023 Page 30

Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. Any difference between the price for the nearer delivery month contract and the price for the distant month contract is known as a “roll yield” and can be either a positive amount or a negative amount. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While some of the contracts the Fund may hold have historically exhibited consistent periods of backwardation, backwardation may not exist at all times. Moreover, certain commodities, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation and presence of contango in a particular commodity market could result in negative “roll yields,” which could adversely affect the value of the Fund. However, the existence of contango (or backwardation) in a particular commodity market does not automatically result in negative (or positive) “roll yields.” The actual realization of a potential roll yield will be dependent upon the shape of the futures curve. The term “futures curve” refers to the relationship between the price of futures contracts over different futures contract maturity dates when plotted in a graph. If the relevant part of the commodity futures curve is in backwardation — a downward sloping futures curve — then, all other factors being equal, the price of a product or index holding that future will tend to rise over time as lower futures prices converge to higher spot prices. The opposite effect would occur for contango.

December 13, 2023 Page 31

COMMENT 37:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

With respect to the penultimate paragraph, please briefly define the investments noted therein or provide a cross reference to where a more fulsome discussion of these investments is provided in the Item 9 disclosure, including all attendant risks. In that more fulsome text, indicate the types of options on futures the Fund will use for its principal strategies and attendant risks (we note the SAI indicates the Fund write and sell such options, but the Prospectus offers no such specificity).

Response:	As noted in response to Comment 2, the Registrant has deleted this paragraph.

COMMENT 38A:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

Clarify, in plain English, the disclosure in the penultimate sentence stating the Fund’s use of certain commodity-linked derivatives “is expected to have a leveraging effect on the Fund.” (Emphasis added.) We note page 11 discloses that “Fund investments in commodity-linked derivatives are leveraged, . . . .” (Emphasis added.) Please revise the text for harmony and accuracy, including any risk disclosures. See Item 4 and 9. In revising the Item 4 strategy summary, briefly explain how the Fund will use leverage for its principal strategies.

Response:

The Registrant has revised the Item 4 strategy disclosure as follows:

~~The Fund’s use of certain commodity-linked derivatives is expected to have a leveraging effect on the Fund.~~ While the Fund does not engage in borrowing for investment purposes, commodity-linked derivative instruments in which the Fund invests are leveraged so that small changes in the underlying commodity prices result in disproportionate changes in the value of the instruments. Such investments will therefore have a leveraging effect on the Fund’s portfolio.

Please also see the risk disclosure changes in response to Comment 36A.

December 13, 2023 Page 32

COMMENT 38B:

(Prospectus – Embark Commodity Strategy Fund – Principal Risks)

Concerning the “Commodity-Linked Derivatives Risk” paragraph on page 2, for purposes of plain English, please consider revising the paragraph into sub-paragraphs or use bullet points to aid investor understanding (e.g., place the discussion of the effects of leverage on the Fund’s portfolio in a separate paragraph or bullet point).

Response:	Please see the revisions in response to Comment 36A.

COMMENT 39:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

If the Fund has selected any specific sector(s) for its principal investment strategies, please specify any such sector and its attendant risks. This disclosure may be added to Item 9 of Form N-1A.

Response:	The Fund has not selected any specific sector(s) for its principal investment strategies.

Comment 40:

(Prospectus – Embark Commodity Strategy Fund – Principal Investment Strategy)

Please explain briefly what “discretionary Subadvisor” means in plain English in the Item 4 summary and add any attendant risks.

Response:

The Registrant has revised the Item 4 summary as follows:

Each Subadvisor is a discretionary subadviser, meaning it provides day-to-day portfolio management for a portion of the Fund’s assets (referred to as a “sleeve”)~~.~~ and is responsible for buying and selling instruments for its sleeve using a commodities investing strategy.

In light of the above, the later statement that “Each Subadvisor will be responsible for buying and selling instruments for its sleeve” will be deleted.

The Registrant has also revised the Item 4 risk disclosure as follows:

Multi-Manager Risk: The Subadvisors’ investment styles and security recommendations may not always be complementary, which could affect the performance of the Fund. It is possible that one or more of the Subadvisors may, at any time, take positions that may be opposite of positions taken by other Subadvisors. In such cases, the Fund will incur brokerage or other transaction costs, without accomplishing any net investment results. Moreover, the allocation of Fund assets among Subadvisors may lead the Fund to underperform relative to how it could have performed with a different allocation between Subadvisors.

December 13, 2023 Page 33

COMMENT 41:

(Prospectus – Embark Commodity Strategy Fund – Principal Risks)

If the Fund has selected any specific sector(s) for its principal investment strategies, please specify any such sector and its attendant risks. This disclosure may be added to Item 9 of Form N-1A.

Response:	The Fund has not selected any specific sector(s) for its principal investment strategies.

COMMENT 42:

(Prospectus – Embark Commodity Strategy Fund – Additional Information about the Funds’ Investments)

Leverage risk is summarized only in the “Commodity-Linked Derivatives Risk” paragraph and in an insufficient manner (see earlier comment concerning description of having “a leveraging effect”). Please rectify with disclosure in the Item 9 section showing as principal investments, other instruments/strategies that give rise to leverage risks (e.g., reverse repurchase agreements). Add Item 4 summary and risk disclosures as applicable.

Response:	See revisions in response to Comments 36A and 38A. The Registrant confirms that commodity-linked derivative instruments are the only investments in which the Fund will invest as a principal strategy that give rise to leverage. As such, the Registrant has deleted the reference to reverse repurchase agreements in Item 9.

COMMENT 43:

(Prospectus – Embark Commodity Strategy Fund – Principal Risks)

The SAI states that the Advisor is registered as a commodity pool operator and each Subadvisor is registered as a “commodity trading advisor” under the Commodity Exchange Act. Accordingly, please consider summarizing in a separate Item 4 risk paragraph any attendant risks (e.g., the use of derivatives subject to regulation by the CFTC has caused the Fund to be a commodity pool, which requires the Fund to comply with certain rules of the CFTC that may impose additional regulatory requirements, compliance obligations, and expenses for the Fund), or explain to us why you believe this disclosure is not required.

December 13, 2023 Page 34

Response:

The Registrant has added the following Item 4 risk disclosure:

Commodity Pool Regulatory Risk: The Fund is deemed to be a commodity pool due to its investment exposure to commodity-linked derivatives and is subject to regulation under the Commodity Exchange Act (“CEA”) and Commodity Futures Trading Commission (“CFTC”) rules as well as the regulatory scheme applicable to registered investment companies. The Advisor is registered as a commodity pool operator (“CPO”) and each Subadvisor is registered as a commodity trading advisor (“CTA”). Registration as a CPO and CTA imposes additional compliance obligations on the Advisor, the Subadvisors, and the Fund related to additional laws, regulations, and enforcement policies, which could increase compliance costs for the Advisor or Subadvisor and may affect the operations and financial performance of the Fund. These requirements are also subject to change at any time.

COMMENT 44A:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

In the first paragraph, in the second sentence, please delete the term “generally” and revise the extensive list of fixed-income instruments, as applicable, to disclose only those in which the Fund invests principally. See Items 4 and 9 of Form N-1A.

Response:

The Registrant has revised the disclosure as follows:

Embark Commodity Strategy Fund invests in the following fixed income securities as part of its principal investment strategy~~. Fixed income securities, as used generally in this Prospectus, include~~:

•  securities issued or guaranteed by the U.S. government, its agencies or government-sponsored enterprises;

December 13, 2023 Page 35

•  ~~securities issued or guaranteed by a foreign government, governmental entity, supranational organization or government-sponsored enterprise;~~

•  corporate debt securities of U.S. and non-U.S. issuers, including ~~convertible securities and~~ corporate commercial paper, issued publicly or through private placements, including Rule 144A securities and Regulation S bonds; and

•  ~~preferred stocks;~~

•  ~~when issued or delayed delivery debt securities;~~

•  ~~mortgage-backed and other asset-backed securities;~~

•  ~~inflation-indexed bonds issued both by governments and corporations;~~

•  ~~structured notes, including hybrid or “indexed” securities and event-linked bonds;~~

•  ~~loan participations and assignments;~~

•  ~~bank capital and trust preferred securities;~~

•  ~~delayed funding loans and revolving credit facilities;~~

•  ~~bank certificates of deposit, fixed time deposits and bankers’ acceptances; and~~

•  repurchase agreements on fixed income instruments ~~and reverse~~(i.e., the purchase of securities by the Fund subject to the seller’s agreement to repurchase ~~agreements on fixed income instruments~~the securities at a mutually agreed upon date and price).

COMMENT 44B:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

We note that the first paragraph’s third bullet point lists “convertible securities,” while the “Investment Policies” chart on page 2 of the SAI indicates that such securities are not applicable to the Fund. Rectify.

Response:	Per the response to Comment 44A, the reference to convertible securities has been deleted.

December 13, 2023 Page 36

COMMENT 45:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

With respect to investments that will remain in this Fixed Income section, define and clarify them in specific detail along with attendant risks (e.g., we note that in the first paragraph, bullet points five through 13 list numerous types of investments, however many of these investments are not defined in the Prospectus and have no attendant risk disclosure, e.g., other asset-backed securities, structured notes, including hybrid or “indexed” securities and event-linked bonds, loan participations and assignments, delayed funding loans, repurchase agreements, and reverse repurchase agreements, et cetera). See Items 4 and 9. Relocate to the SAI any non-principal investments. See Id and Item 16.

Response:

Please see response to Comment 44A. The Registrant has revised the Item 4 risk disclosure to include the following:

Credit Risk: The issuer or guarantor of a security owned by the Fund could default on its obligation to pay principal or interest or its credit rating could be downgraded. Likewise, a counterparty to a contractual instrument owned by the Fund could default on its obligation. See “Counterparty Risk.

With this addition, the Registrant believes that the disclosure covers all attendant risks of the fixed income investments listed. With respect to repurchase agreements in particular, the Registrant notes that a standalone risk factor is not necessary, as the risks associated with repurchase agreements relating to fixed income securities are covered by Credit Risk and Counterparty Risk.

COMMENT 46:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

The first paragraph’s third bullet indicates the Fund may invest principally in “corporate debt securities . . . issued . . . through private placements, including Rule 144A securities and Regulation S bonds.” Supplementally, tell us whether the Fund will invest more than 15% of its assets in such securities. Based on your response, we may have additional comments.

December 13, 2023 Page 37

Response:	The Registrant confirms that the Fund will not invest more than 15% of its assets in such securities.

COMMENT 47A:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

Please specify the types of mortgage-backed securities (e.g., agency and non-agency, residential or commercial, stripped) and other asset-backed securities in which the Fund may invest)).

Response:	Per the response to Comment 44A, the reference to mortgage-backed and asset-backed securities has been deleted.

COMMENT 47B:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

Please tell us whether the Fund expects to invest more than 15% of its assets in asset backed securities. Based on your response, we may have additional comments.

Response:	Per the response to Comment 44A, the reference to mortgage-backed and asset-backed securities has been deleted. The Registrant does not expect to invest more than 15% of the Fund’s assets in asset-backed securities.

COMMENT 48:

(Prospectus – Embark Commodity Strategy Fund – Fixed Income Securities)

In the third paragraph, revise “[c]ertain fixed-income securities may” to “[t]he fixed-income securities in which the Fund invests have.”

Response:

The Registrant has revised the disclosure as follows:

~~Certain fixed-income~~The fixed income securities ~~may~~in which the Fund invests have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, inflation indexed, zero coupon, contingent, deferred, payment in-kind and auction rate features.

December 13, 2023 Page 38

COMMENT 49A:

(Prospectus – Embark Commodity Strategy Fund – Derivative Instruments)

In the first paragraph, in the second sentence, please delete “[e]xamples of” and confirm that each specific type of derivate instrument the Fund will use for its principal strategies is disclosed in the Prospectus.

Response:

The Registrant notes that the first paragraph was intended to be a general description of derivatives and that the second paragraph includes information about the specific derivative instruments in which the Fund invests. The Registrant has, however, revised the disclosure as follows:

In general, a derivative instrument will obligate or entitle a Fund to deliver or receive an asset or a cash payment that is based on the change in value of a designated security, index, or other asset. ~~Examples of derivatives are futures contracts, options, forward contracts, hybrid instruments, swaps, caps, collars and floors.~~

Embark Commodity Strategy Fund seeks to gain exposure to the commodity markets primarily through investments in commodity-linked ~~derivatives, such as~~ swap agreements and commodity futures.

COMMENT 49B:	(Prospectus – Embark Commodity Strategy Fund – Derivative Instruments) Please specify what “hybrid instruments” are.

Response:	As noted in response to Comment 49A, the reference to hybrid instruments has been deleted.

COMMENT 50:

(Prospectus – Embark Commodity Strategy Fund – Derivative Instruments)

The penultimate paragraph indicates the Fund will use derivatives for hedging purposes. Please summarize this strategy in the Fund’s Item 4 risk sections.

December 13, 2023 Page 39

Response:	The Registrant confirms that the Fund does not intend to use derivatives for hedging purposes as a principal strategy. Accordingly, this paragraph has been deleted.

Comment 51:

(Prospectus – Embark Commodity Strategy Fund – Derivative Instruments)

The fourth paragraph mentions the “use of over-the-counter derivative contracts.” If the Fund will use such contracts for its principal strategies, please summarize this strategy in the Item 4 sections of the Prospectus including attendant risks. If not, please relocate this information to the SAI.

Response:

The Registrant has revised the Item 4 strategy disclosure as follows:

A commodity-linked swap is ~~a~~an over-the-counter (“OTC”) derivative instrument whereby payments are exchanged between the counterparties based upon the price of the underlying asset (such as a commodity or commodity index) over the life of the swap.

The Registrant has also revised the Item 4 risk disclosure as follows:

Counterparty Risk: A counterparty, including a counterparty to an OTC derivative instrument, may be unwilling or unable to meet its contractual obligations. If the counterparty or its affiliate becomes insolvent, bankrupt or defaults on its payment obligations to the Fund, the value of an investment held by the Fund may decline. The Fund may also not be able to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral if such remedies are stayed or eliminated under special resolutions adopted in the United States or other jurisdictions.

December 13, 2023 Page 40

COMMENT 52A:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

The third paragraph states the “Fund wholly owns and controls each Subsidiary, and the Fund and the Subsidiaries have the same investment adviser.” The text also states the “Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage on an aggregate basis with each Subsidiary. Each Subsidiary will comply with the provisions of the Investment Company Act pertaining to affiliated transactions and custody.” Please enhance this disclosure to state that: (i) the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18; and (ii) each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17).

Response:

The Registrant has revised the disclosure as follows:

The Fund wholly owns and controls each Subsidiary, and the Fund and the Subsidiaries have the same investment adviser. Each Subadvisor to the Fund serves as Subadvisor to one of the Subsidiaries. In addition, the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18. Each Subsidiary ~~will comply~~complies with the provisions of the Investment Company Act pertaining to affiliated transactions and custody (Section 17).

COMMENT 52B:	(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries) Identify the custodian of each Subsidiary, if any.

Response:

The Registrant notes that the Fund is not required to disclose its custodian in the Prospectus, but rather the Statement of Additional Information. See Item 19(h) of Form N-1A. As such, the Registrant does not believe it is required to identify the Subsidiaries’ custodian in the Prospectus. The Registrant has instead revised its Statement of Additional Information disclosure as follows:

December 13, 2023 Page 41

State Street Bank and Trust Company (the “Custodian”) has been retained to act as custodian of the Funds’ assets and, in that capacity, maintains certain financial and accounting records of the Fund. The Custodian also serves as custodian of the Subsidiaries’ assets. The Custodian’s mailing address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02111-2900.

COMMENT 53:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund to the extent not already done so. Please note, the principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response:	The Registrant confirms that any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund are disclosed.

COMMENT 54:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain to us why not.

Response:	The Registrants confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

COMMENT 55:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

Confirm in correspondence that the Subsidiaries and their boards of directors will agree to: (i) inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (ii) designate an agent for service of process in the United States.

December 13, 2023 Page 42

Response:	The Registrant confirms that the Subsidiaries and their boards of directors agree to: (i) inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (ii) designate an agent for service of process in the United States.

COMMENT 56:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

Confirm supplementally that the wholly-owned Subsidiary’s management fee will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:	The Registrant confirms that each Subsidiary’s management fee will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

COMMENT 57:

(Prospectus – Embark Commodity Strategy Fund – Investments in the Wholly Owned Subsidiaries)

Disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the fund (a primarily controlled entity is an entity that the Fund controls (1) within the meaning of Section 2(a)(9) of the 1940 Act, and (2) to an extent greater than that of any other person).

Response:

The Registrant is aware of no requirement to add such disclosure. Nonetheless, the Registrant has added the following disclosure:

The Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. A “primarily controlled entity” is an entity that the Fund controls (1) within the meaning of Section 2(a)(9) of the 1940 Act, and (2) to an extent greater than that of any other person.

December 13, 2023 Page 43

COMMENT 58A:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

As the Fund’s name includes the term “equity,” please revise the 80% policy to state that the Fund invests 80% of its net assets, plus the amount of borrowings for investment purposes, in the securities of small cap equity companies. See Rule 35d-1 under the 1940 Act.

Response:

The Registrant has revised the disclosure as follows:

~~The Fund invests primarily in equity securities, principally common stocks, of small cap companies.~~ Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of small cap companies. “Equity securities” for this purpose include all types of equity securities, whether issued by U.S. or non-U.S. issuers, although the Fund invests primarily in common stocks of U.S. issuers. The Fund defines small cap companies as those having a market capitalization, at the time of purchase, within the range of the Russell 2000® Index (the “Index”), provided that for the purposes of this definition, the upper end of that range will be the higher of: (i) the largest market capitalization of the current Index or (ii) the average of the largest month-end capitalizations over the trailing 12 months. As of December 31, 2023, the range of the Index was $[ ] million to $[ ] billion and the trailing 12-month average of the largest month-end capitalizations is $[ ] billion. Accordingly, as of December 31, 2023, the upper end of the range used for purposes of the small cap company definition was $[ ] billion. The Index is reconstituted annually on the last Friday of each June.

COMMENT 58B:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

With respect to the Fund’s 80% basket, please specify in the Item 4 summary the types of equities that will be included in the 80% basket. In this regard, the text in the first sentence of the first paragraph is confusing with respect to the Fund’s use of common stock. If the Fund’s 80% basket will include only the common stock of small cap companies, please state as much in plain English.

December 13, 2023 Page 44

Response:	The Fund’s 80% basket is not limited to common stock. See response to Comment 58A.

COMMENT 58C:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

With respect to the Fund’s 80% basket, please specify in the Item 4 summary the types of issuers that will be included in the basket (i.e., foreign and/or domestic).

Response:	See response to Comment 58A.

COMMENT 59:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

The Fund considers a company to be a small capitalization company if it has a market capitalization within the range of the companies in the Russell 2000 Index (the “Index”). As of September 30, 2023, the upper-end of the market capitalization of the companies in the Index was $14.5 (billion). The Fund indicates that for the purposes of this definition, the upper-end of the Index’s range will be the higher of: (i) the largest market capitalization of the current Index or (ii) the average of the largest month-end capitalizations over the trailing 12 months. Explain supplementally why the Fund considers a company with a market capitalization at the top of the Index’s range, as determined pursuant to the Fund’s two prong test or otherwise, to be a small capitalization company. Is it consistent with industry indices, classifications used by rating organizations, or definitions used in financial publications? See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response:	The Registrant believes that the Fund’s current definition of small cap companies as those with market capitalizations falling within the range of companies in the Russell 2000® Index, where the upper end of the range is the higher of (i) the largest market capitalization of the current Index; or (ii) the average of the largest month-end capitalizations over the trailing 12 months, is appropriate. In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the Staff, the Staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

December 13, 2023 Page 45

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

Additionally, under Rule 35d-1, as recently amended, funds have the flexibility to define the terms used in their names, provided that the meanings of such terms are consistent with plain English or established industry use. The Registrant believes that the use of the Russell 2000 Index as contemplated for the Fund meets these requirements.

As markets change over time, the small capitalization range in the U.S. stock market likewise changes. Accordingly, the Registrant believes it is appropriate to use an index as the basis for its definition of small cap companies, rather than a static range that will not reflect changes in the markets over time.

The Registrant further believes that its use of the Russell 2000® Index for this purpose is appropriate. As set forth in the factsheet for the Russell 2000® Index, the index “measures the performance of the small-cap segment of the US equity universe” and “is constructed to provide a comprehensive and unbiased small-cap barometer.” The factsheet further indicates that the index “is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.” The Fund’s definition of small-cap companies includes the higher value between the largest market capitalization of the Russell 2000® Index and the trailing 12-month average for the upper end of the market capitalization range, a design meant to smooth out volatile swings in the Russell 2000® Index market capitalization range at the time of the annual reconstitution, during which the upper boundary of the range can drop considerably overnight.

December 13, 2023 Page 46

The Russell 2000® Index is one of the most widely used and widely recognized indices for small cap U.S. companies, and many small cap funds use it for purposes of defining small cap companies and/or as a benchmark index. Based on the Registrant’s analysis of funds in Morningstar’s U.S. Small Cap Blend fund universe, 44% of funds with a listed primary prospectus benchmark utilize the Russell 2000® Index. Across the entire Morningstar Small Cap market segment (including blend, growth and value), the Russell 2000® Index and its variants (the Russell 2000® Growth Index and Russell 2000® Value Index) represent 61% of listed prospectus benchmarks.

Based on the widespread use and recognition of the Russell 2000® Index and its variants as small cap indices, the Registrant believes that its definition of small cap companies by reference to this index is entirely consistent with investors’ expectations and established industry use. Moreover, the Registrant has clearly disclosed its definition of small cap, the market capitalization range of the index as of a recent date, and the trailing 12-month average of the largest month-end capitalizations. For these reasons, the Registrant believes that its definition of small cap is appropriate and consistent with regulatory requirements.

COMMENT 60:	(Prospectus – Embark Small Cap Fund – Principal Investment Strategy) Please disclose the Russell 2000 Index’s reconstitution date.

Response:	The Registrant has revised the disclosure as presented in response to Comment 58A.

COMMENT 61:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

Please clarify if the Fund will invest in underlying funds, including ETFs, for its principal investment strategies. If so, please add: (i) attendant Item 4 section disclosure; and (ii) to either the Item 4 summary section or Item 9 section, disclosure stating the Fund and its Advisor will consider the investments of the underlying funds when determining compliance with the Fund’s own 80% policy pursuant to rule 35d-1.

December 13, 2023 Page 47

Response:	Investment in underlying funds will not be a principal investment strategy of the Fund.

COMMENT 62:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

The sixth paragraph indicates the Fund may invest in the securities of foreign issuers. Relatedly, disclosure on page 9, under the “Foreign Securities” risk section, mentions emerging market countries. If the Fund may invest in emerging markets for its principal strategies, please disclose as much in the Item 4 sections. If not, please relocate the discussion of emerging markets to the SAI. See Items 4, 9, and 16 of Form N-1A.

Response:

The Registrant has revised the disclosure as follows:

The Fund may also invest in ~~securities~~common stocks of foreign issuers, including emerging markets issuers. The Fund may invest in securities denominated in, and/or receiving revenues in, foreign currencies. Foreign securities are typically expected to represent approximately 10% or fewer of the Fund’s assets. The Fund may also invest in American Depositary Receipts (ADRs), which are certificates typically issued by a bank or trust company that represent ownership interests in securities issued by a foreign or domestic company.

COMMENT 63:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

Please specify the types of “securities of foreign issuers” in which the Fund will invest principally along with attendant risks. Also, disclose in the Item 4 strategy section that the Fund may invest in securities denominated in other currencies beyond U.S. dollar denominated securities.

Response:	The Registrant has revised the Item 4 strategy disclosure as set forth in response to Comment 62. The Registrant believes that its current risk disclosure describes the attendant risks.

December 13, 2023 Page 48

COMMENT 64:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

Please indicate, if applicable, that the Subadvisors are affiliated with the Fund’s Advisor and add correlating risk disclosure to the Item 4 risk summary section.

Response:	The Registrant notes than none of the Subadvisors are affiliated with the Fund’s Advisor. Therefore, the Registrant has not made any changes in response to this comment.

COMMENT 65:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

Please specify the types of REITs in which the Fund will invest principally along with attendant risks. This disclosure may appear in Item 9.

Response:

The Registrant notes that its Item 9 disclosure already includes extensive detail on REITs in which the Fund will invest and attendant risks. The Registrant has nonetheless revised this disclosure as follows:

Embark Small Cap Equity Fund may gain exposure to the real estate sector by investing in real estate investment trusts (“REITs”), and common~~, preferred and convertible securities~~ stocks of issuers in real estate-related industries. The Fund is permitted to invest in REITs across any property subsector including industry, retail, apartments, office and specialized REITs.

Investments in REITs and common stocks of issuers in real estate-related industries~~. Each of these types of investments~~ are subject, directly or indirectly, to risks associated with ownership of real estate, including changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, including competition based on rental rates, variations in market value, changes in the financial condition of tenants, changes in operating costs, attractiveness and location of the properties, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities. Real estate-related investments may entail leverage and may be highly volatile.

December 13, 2023 Page 49

REITs are pooled investment vehicles that own, and typically operate, income-producing real estate. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not generally taxed on the income distributed to shareholders. REITs are subject to management fees and other expenses, and so the Fund will bear its proportionate share of the costs of the REITs’ operations.

Nontraditional real estate carries additional risks. Income expectations may not be met, competitive new supply may emerge, and specialized property may be difficult to sell at its full expected value or require substantial investment before it can be adapted to an alternate use should its original purpose falter.

Along with the risks common to different types of real estate-related securities, REITs, no matter the type, involve additional risk factors. These include poor performance by the REIT’s manager, changes to the tax laws, and failure by the REIT to qualify for tax-free distribution of income or exemption under the Investment Company Act of 1940. Furthermore, REITs are not diversified and are heavily dependent on cash flow.

COMMENT 66:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

If the Fund will have a 20% basket for its principal investment strategies, please confirm that the strategies contained therein are summarized in the Item 4 sections or revise the text accordingly.

Response:	The Fund does not utilize its 20% basket as part of its principal investment strategies.

December 13, 2023 Page 50

COMMENT 67A:

(Prospectus – Embark Small Cap Fund – Equity Risks)

While this section refers to “equity-related securities,” the Item 4 strategy and Item 9 sections are silent regarding any such securities. Rectify and add attendant disclosure. See Items 4 and 9 of Form N-1A.

Response:

The Registrant has revised the disclosure as follows:

Equity Risk: The values of equity ~~or equity-related~~ securities (such as common stocks) may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.

COMMENT 67B:

(Prospectus – Embark Small Cap Fund – Principal Investment Strategy)

We note the SAI on page one, under the “80% Requirement” heading, seems to indicate the Fund may include in its rule 35d-1 80% basket, “derivatives that have economic characteristics similar to the investments included in the Fund’s 80% policy.” Please clarify this disclosure and if accurate, explain in the Item 4 summary that the Fund will include such derivatives in its 80% basket and specify any such derivative that the Fund will use as a principal investment, along with attendant risks. See Items 4 and 9 of Form N-1A.

Response:

The Registrant has revised the disclosure under “Investment Policies” in Item 9 to include the following:

The market value of derivatives that have economic characteristics similar to the investments included in the Fund’s 80% policy will be counted for purposes of this policy.

December 13, 2023 Page 51

The Registrant does not believe it is necessary to include such disclosure in Item 4 given that the Fund will not use any derivative as a principal investment.

COMMENT 68:	(Prospectus – Embark Small Cap Fund – Equity Risks) Please revise the disclosure to summarize the risks attendant to the specific equities in which the Fund will invest principally.

Response:

As set forth in the response to Comment 67A, the Registrant has revised “Equity Securities” risk to clarify that this reflects the risks associated with common stocks. The Registrant has revised its “Foreign Securities Risk” disclosure as follows:

Because the Fund may invest in ~~securities~~common stocks of foreign issuers, as well as depositary receipts, an investment in the Fund is subject to special risks in addition to those of U.S. securities.

The Registrant notes that it already includes risk disclosures particular to depositary receipts and REITs.

COMMENT 69:

(Prospectus – Embark Small Cap Fund – Portfolio Managers)

In the first paragraph, please revise “investment decision making for the Fund” to “management of the Fund’s portfolio.” See Item 5(b) of Form N-1A.

Response:

The Registrant has revised the disclosure as follows:

The portfolio managers are jointly and primarily responsible for the day-to-day ~~investment decision making for the Fund~~management of the Fund’s portfolio.

COMMENT 70:

(Prospectus – Embark Small Cap Fund – Subadvisors)

Please relocate this “Subadvisors” section to immediately follow the “Investment Advisors” section (we note you use this layout formatting for the disclosure on page 3). See Item 5 of Form N-1A.

December 13, 2023 Page 52

Response:	The Registrant will relocate the disclosure as requested.

COMMENT 71A:

(Prospectus – Embark Small Cap Fund – Equity Securities)

Please confirm the accuracy of the disclosure referring only to common stocks and depositary receipts, as beyond this “Equity Securities” section, other disclosures in Item 9 indicate the Fund will invest principally in other types of equity securities (e.g., the “Real Estate Investment Trusts” section on page 10 states the “Fund . . . may . . . [invest] in . . . preferred and convertible securities of issuers in real estate-related industries”). (Emphasis added.)

Response:	The Registrant confirms that this disclosure is accurate. The Registrant has updated the disclosure under “Real Estate Investment Trusts” as set forth in response to Comment 65.

COMMENT 71B:

(Prospectus – Embark Small Cap Fund – Equity Securities)

The Item 4 strategy section refers only to the Fund investing principally in common stocks. Rectify and relocate to the SAI all non-principal investments. See Items 4, 9, and 16 of Form N-1A.

Response:

The Registrant respectfully notes that the Item 4 strategy disclosure refers not only to common stocks but also to depositary receipts and real estate investment trusts. Accordingly, the Registrant does not believe there are any non-principal investments to be relocated to the SAI. However, for the avoidance of doubt, the Registrant has revised the first sentence under “Foreign Securities” as follows:

Embark Small Cap Equity Fund may invest in ~~equity securities~~common stocks of foreign companies (directly or through ADRs) as part of its principal investment strategy.

COMMENT 72:	(Prospectus – Embark Small Cap Fund – Foreign Securities) With respect to the third bullet point, please define the term “substantial” as used therein.

December 13, 2023 Page 53

Response:	The Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country.

COMMENT 73:

(Prospectus – Embark Small Cap Fund – Foreign Securities)

The staff objects to the last bullet point as it gives the Advisor unfettered discretion to determine whether an issuer’s economic fortunes are tied to a specific country or region. Accordingly, please delete this bullet or revise it to state the specific criteria the Advisor will use to assess whether an issuer is a foreign issuer. Based on your response, we may have additional comments.

Response:

The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides a Subadvisor discretion to consider factors other than those listed where it is appropriate to do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the 1940 Act, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

Moreover, the Registrant notes that the Fund’s name does not specify a particular country or geographic region, nor does the Fund place hard limits on the percentage of assets that will be invested in foreign issuers. Given this context, the Registrant believes that its disclosure is appropriate.

December 13, 2023 Page 54

COMMENT 74:

(Prospectus – Embark Small Cap Fund – Real Estate Investment Trusts)

The first sentence of the first paragraph states the Fund may invest in “convertible securities.” If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. If not, please remove the disclosure concerning CoCos from the Prospectus. We note the SAI includes a discussion of CoCos on page 4. If CoCos will be non-principal investments, please delete from the Prospectus any discussion of CoCos.

Response:	As set forth in response to Comment 65, the reference to convertible securities has been deleted from the Prospectus. The Registrant confirms that CoCos are not a principal type of investment.

COMMENT 75:

(SAI – Borrowing)

As the Prospectus and SAI indicate the Fund may engage in borrowings and leverage beyond the purposes stated in this paragraph, please review and revise this section for accuracy. To the extent the Fund may engage in a type of borrowing (e.g., reverse repurchase agreements, borrowings from banks, other) please explain such borrowings in this section to the extent not already done so or add a cross reference to where that additional clarification is located. In the disclosure, explain the nature of such activities and the maximum percentage of assets (net or total as applicable) the Fund may use (e.g., the requirements pursuant to Section 18(f)(1) of the 1940 Act).

Response:	The Registrant believes that this paragraph is accurate. The Registrant notes that this paragraph covers borrowing, not leverage more generally through investment in commodity-linked derivatives. Moreover, while the applicable fundamental restriction is more permissive with respect to borrowing, it is drafted that way to avoid the need for shareholder approval of a change in the future in the event the Fund wishes to change its practices with respect to borrowing. Accordingly, the Registrant respectfully declines to make any changes.

December 13, 2023 Page 55

COMMENT 76:

(SAI – Fundamental Investment Restrictions)

With respect to engaging in the activities discussed in fundamental investment restrictions 2 and 5, please disclose in an appropriate location in the SAI, what is permissible under the 1940 Act. See Section 18. In that disclosure, explain that the asset coverage requirements under Section 18(f)(1) with respect to borrowings are continuous and what actions must be taken should those asset requirements be breached.

Response:

The Registrant has added the following disclosure below the fundamental investment restrictions:

With respect to fundamental investment restrictions no. 2 and no. 5, the Investment Company Act generally permits a Fund to borrow money in amounts of up to 33 1/3% of its total assets (including the amount borrowed) from banks for any purpose and up to 5% of its total assets from banks or other lenders for temporary purposes. A loan is deemed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed.

In the event that asset coverage (as defined in the Investment Company Act) for a Fund’s borrowings at any time falls below 300%, the Fund, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, will reduce the amount of its borrowings to the extent required so that the asset coverage of such borrowings will be at least 300%.

With respect to fundamental investment restriction no. 5, Rule 18f-4 provides an exemption from the Investment Company Act’s prohibitions on the issuance of senior securities for derivatives transactions and certain other transactions involving future payment obligations, subject to certain conditions. See the discussion of Rule 18f-4 under “Derivative Instruments” in this Statement of Additional Information.

COMMENT 77:

(SAI – Fundamental Investment Restrictions)

In the fourth enumerated investment restriction, please add disclosure stating the Fund’s policy with respect to concentrating in a group of industries. See Item 16(c)(1)(iv) of Form N-1A. See also, Section 8(b)(1)(E) of the 1940 Act.

December 13, 2023 Page 56

Response:

The Registrant has revised the disclosure as follows:

A Fund may not:

...

invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. government or any of its agencies or instrumentalities);

COMMENT 78:	(SAI – Fundamental Investment Restrictions) Concerning the seventh enumerated policy, delete the phrases “and any other financial instruments” and “or other instruments.”

Response:

Section 8 of the Investment Company Act requires a Fund to recite its policies regarding “the purchase and sale of...commodities.” The Registrant believes that the policy, as drafted, meets this requirement. The Registrant is aware of no requirement that would prohibit a Fund from purchasing or selling physical commodities acquired as a result of ownership of an instrument that is not a security, or that would prohibit a fund from purchasing various types of financial instruments backed by physical commodities. The Registrant has, however, revised the disclosure as follows:

A Fund may not

...

(7)(except for Embark Commodity Strategy Fund) invest in commodities or commodity contracts, except that each Fund may invest in currency and financial instruments and contracts that are commodities or commodity contracts that are not deemed to be prohibited commodities or commodities contracts for the purpose of this restriction. Embark Commodity Strategy Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Fund from purchasing or selling options, futures contracts and related options thereon, forward

December 13, 2023 Page 57

contracts, swaps, caps, floors, or collars ~~and any other financial instruments~~ or from investing in securities or other instruments backed by physical commodities or as otherwise permitted by (i) the Investment Company Act, (ii) the rules and regulations promulgated by the SEC under the Investment Company Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the Investment Company Act; or

COMMENT 79:

(SAI – Fundamental Investment Restrictions)

With respect to the first paragraph following the eighth enumerated fundamental investment restriction, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:

The Registrant has added the following disclosure:

For purposes of fundamental investment restriction no. 4, a Fund will consider the investments of any underlying investment companies in which it invests when determining the Fund’s compliance with the restriction.

COMMENT 80A:

(SAI – Fundamental Investment Restrictions)

In the second paragraph following the eighth enumerated fundamental investment restriction, please disclose the source of the opinions stated in the second sentence with respect to the industry classifications. Based on your response, we may have additional comments.

December 13, 2023 Page 58

Response:

The Registrant has revised the disclosure as follows:

For purposes of fundamental investment restriction no. 4, each Fund will consider concentration to be the investment of more than 25% of the value of its total assets in any one industry~~. In addition, telephone companies are considered to be in a separate industry from water, gas or electric utilities; personal credit finance companies and business credit finance companies are deemed to be in separate industries; banks and insurance companies are deemed to be in separate industries; wholly owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents; and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry~~ or group of industries.

COMMENT 80B:

(SAI – Fundamental Investment Restrictions)

As the staff takes the position that every investment, other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities), is an investment in some industry or group of industries, please note we object to the disclosure stating that “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” Accordingly, please delete this statement from the text, along with any similar or identical statements made elsewhere in the registration statement.

Response:	See response to Comment 80A.

COMMENT 81A:

(SAI – Fundamental Investment Restrictions)

In the last paragraph in this section, please clarify the activities described therein using terms required by Form N-1A. If “Voluntary Actions” are non-principal investment strategies, state as much and describe each such investment in the SAI, along with attendant risks, and explain how each Fund will use these investments to achieve its respective investment objective. See Item 16(b).

Response:	The Registrant has deleted this paragraph.

December 13, 2023 Page 59

COMMENT 81B:	(SAI – Fundamental Investment Restrictions) Revise the term “Elective” in describing investment restrictions to either “fundamental” or “non-fundamental.” See Item 16(c) of Form N-1A.

Response:	This term no longer appears as a result of the deletion in response to Comment 81A.

COMMENT 81C:

(SAI – Fundamental Investment Restrictions)

Explain how it is permissible under the federal securities laws to not subject these so called “Voluntary Actions” to the Fund’s investment restrictions. Based on your response, we may have additional comments.

Response:	This paragraph has been deleted per the response to Comment 81A.

COMMENT 82:	(SAI – The Distributor) In the second paragraph, in the second sentence, please revise “accepted in good order” to “received in good order.” See Rule 22c-1(a) under the 1940 Act.

Response:

The Registrant has revised the disclosure as follows:

Shareholders’ orders will be priced at the net asset value per share next determined after they are ~~accepted in good order~~received in proper form by an authorized broker or the broker’s authorized designee.

COMMENT 83:

(Part C – Item 28. Exhibits)

Please confirm to us that the executed copies of the agreements listed in the exhibit index (to the extent not already done so) will be filed in the next pre-effective amendment to the registration statement.

Response:	The Registrant confirms that executed copies of the agreements listed in the exhibit index will be filed in the Registrant’s next pre-effective amendment to the registration statement.

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COMMENT 84:

(Part C – Item 28. Exhibits)

Please confirm the legality opinion to be filed by amendment as Exhibit 28.i will be in compliance with SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:	The Registrant confirms that the legality opinion to be filed by amendment as Exhibit 28.i will be in compliance with SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011).

COMMENT 85A:

(Part C – Item 28.(3)(b) – By-Laws dated September 21, 2022)

We note the exclusive state forum provisions. Please revise the provisions in the By-Laws to state that the provisions do not apply to claims arising under the federal securities laws.

Response:	The Registrant has revised the By-Laws to specify that any suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America.

COMMENT 85B:

(Part C – Item 28.(3)(b) – By-Laws dated September 21, 2022)

Disclose in an appropriate location in the Prospectus the provisions and corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provisions do not apply to claims arising under the federal securities laws.

Response:

The Registrant has added the following disclosure to the Prospectus:

Shareholder Actions

With the exception of any claims under the federal securities laws, any suit, action or proceeding brought by or in the right of any shareholder or any person claiming any interest in any Fund shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with, Harbor Funds II’s By-Laws or Harbor Funds II or any Fund, including any claim of any nature against Harbor Funds II, a Fund, the Trustees or officers or

December 13, 2023 Page 61

employees of Harbor Funds II, shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. Any suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America. As a result of these provisions, shareholders may have to bring suit in an inconvenient and less favorable forum. There is a question regarding the enforceability of these provisions since the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising from these Acts in both state and federal courts.

COMMENT 86A:

(Part C – Item 28.(3)(b) – By-Laws dated September 21, 2022)

In the Prospectus, please disclose in an appropriate location the exclusive federal forum provision stated in this subsection concerning the Securities Act.

Response:	See response to Comment 85B.

COMMENT 86B:

(Part C – Item 28.(3)(b) – By-Laws dated September 21, 2022)

In the Prospectus, state the provision’s corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

Response:	See response to Comment 85B.

COMMENT 87:

(Part C – Item 30. Indemnification)

Please disclose the general effect of the provisions of Article IX of the Trust’s Agreement and Declaration of Trust as required by Item 30 of Form N-1A. Please include the requirements imposed by rule 461(c) under the Securities Act and sub-paragraphs (h) and (i) of Section 17 under the 1940 Act.

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Response:	The Registrant will add this disclosure.

COMMENT 88

(Part C – Item 35. Undertakings)

It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “[n]ot applicable.” Please add this undertaking or explain to us why you believe it is not required.

Response:	Item 35 is not applicable because the Registrant does not intend to raise its initial capital under Section 14(a)(3) of the Investment Company Act. The Registrant intends to include seed financial statements in an upcoming pre-effective amendment showing that it has a net worth of at least $100,000.

COMMENT 89:	(Part C – Item 35. Undertakings) Please include an undertaking that you will file a fidelity bond on Form 40-17G.

Response:	The Registrant will include the requested undertaking.

COMMENT 90:

(Part C – Signature Page)

Under Section 6(a) of the Securities Act, any security may be registered with the Commission under the terms and conditions provided in Section 6(a), by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (e.g., trustees). Please make certain that the signature page on all pre-effective amendments meets the requirements of Section 6(a). If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act.

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Response:	The Registrant confirms that the signature page on all pre-effective amendments will meet the requirements of Section 6(a). The Registrant further confirms that, to the extent the Registrant relies on a Power of Attorney with respect to the signatures of officers and trustees, a Power of Attorney specifically referencing the filing will be filed in the registration statement.

COMMENT 91:

(Accounting Comments)

Please confirm if the fees waived by the Advisor will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that the funds may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response:	The Registrant confirms that the fees waived by the Advisor will not be subject to recoupment.

COMMENT 92:

(Accounting Comments)

Please confirm in correspondence that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the fund. Please confirm if any of the fund’s consolidated subsidiaries will be charging a management fee. If so, please confirm in correspondence that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

Response:	The Registrant confirms that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund. The Registrant further confirms the Fund’s consolidated subsidiaries will charge management fees and that each subsidiary’s management fee will be included in “Management Fees” and each subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. The Registrant confirms that the subsidiaries will not charge performance fees.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

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Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor Funds II

Christopher P. Harvey, Esq.

Dechert LLP